EXHIBIT 12.1
Ratio of Earnings to Combined Fixed Charges and Preferered Stock Dividends

	Year Ended
	December 31, 2008	December 31, 2007	December 31, 2006
	(in thousands)
Income from Continuting Opeartions Before Income Taxes	$43,553	$68,161	$37,453

Fixed Charges	53,698	54,514	40,168
Amortization of Capitalized Interest	166	159	77
Capitalized Interest	(259)	(50)	(604)

Earnings	$97,158	$122,784	77,094

Fixed Charges:
Interest Expense	$50,404	$51,445	$36,934
Portion of Rent Related to Interest	3,035	3,019	2,630
Capitalized Interest	259	50	604

Fixed Charges	53,698	54,514	40,168

Preferred Stock Dividends	—	—	—

Combined Fixed Charges and Preferred Stock Dividends	$53,698	$54,514	$40,168

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.8	2.3	1.9